File No. 70-9541


                        UNITED STATES OF AMERICA
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



Application of Northeast Utilities,         )
The Connecticut Light and Power Company,    )
Public Service Company of New Hampshire,    )
Western Massachusetts Electric Company,     )
North Atlantic Energy Corporation,          )
NU Enterprises, Inc.,                       ) CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,               ) UNDER THE PUBLIC UTILITY
Northeast Generation Services Company,      ) HOLDING COMPANY ACT OF 1935
Select Energy, Inc.,                        )
Select Energy Services, Inc.,               )
Select Energy Contracting, Inc.,            )
Reeds Ferry Supply Co., Inc.                )
on Form U-1                                 )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

     For the quarter ended June 30, 2002, the following information is reported pursuant to the Order.


1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

      The Connecticut Light and Power Company (CL&P)

      -------------------------------------------------------------------------
                                                      As of June 30, 2002
      -------------------------------------------------------------------------
                                                (Thousands of
                                                   Dollars)         %
                                                -------------     ----

        Common shareholders' equity
          Common shares                           $   68,120        2.2%
          Capital surplus, paid in                   370,070       12.2
          Retained earnings                          288,922        9.6
                                                  ----------      -----
          Total common shareholder's equity          727,112       24.0
        Preferred stock                              116,200        3.8
        Long-term and short-term debt                854,437       28.3
        Rate reduction bonds                       1,325,850       43.9
                                                  ----------      -----
                                                  $3,023,599      100.0%
                                                  ==========      =====

      A common dividend of $15,018,070.32 was declared on June 19, 2002, and was paid to NU on June 27, 2002. 772,890 shares of common stock were repurchased for $49,995,454.29 on June 28, 2002.

      Western Massachusetts Electric Company (WMECO)

      -------------------------------------------------------------------------
                                                      As of June 30, 2002
      -------------------------------------------------------------------------
                                                (Thousands of
                                                   Dollars)         %
                                                -------------     ----

      Common shareholders' equity
        Common shares                               $ 10,866        2.3%
        Capital surplus, paid in                      69,865       14.5
        Retained earnings                             70,012       14.5
                                                    --------      -----
        Total common shareholders' equity            150,743       31.3
      Long-term and short-term debt                  182,999       38.1
      Rate reduction bonds                           147,185       30.6
                                                    --------      -----
                                                    $480,927      100.0%
                                                    ========      =====

      A common dividend of $4,001,113.60 was declared on June 20, 2002 and was paid to NU on June 25, 2002. 75,043 shares of common stock were repurchased for $13,999,271.65 on June 27, 2002.

      Public Service Company of New Hampshire (PSNH)

      -------------------------------------------------------------------------
                                                      As of June 30, 2002
      -------------------------------------------------------------------------
                                                (Thousands of
                                                   Dollars)         %
                                                -------------     ----

      Common shareholders' equity
        Common shares                            $      -           -  %
        Capital surplus, paid in                     164,098       12.0
        Retained earnings                            179,561       13.1
                                                 -----------      -----
        Total common shareholders' equity            343,659       25.1
      Long-term and short-term debt                  495,685       36.3
      Rate reduction bonds                           528,157       38.6
                                                  ----------      -----
                                                  $1,367,501      100.0%
                                                  ==========      =====

      A common dividend of $7,750,001.24 was declared on May 20, 2002 and was paid to NU on June 27, 2002.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

      As of June 30, 2002, the senior debt ratings issued by Standard and Poor's Corporation of CL&P, WMECO and PSNH are each BBB+, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

      NU represents that during the quarter ended June 30, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

      Internal cash funds available during the quarter were supplemented with external borrowings for PSNH and WMECO.


                        Net cash flows   Net cash flows   Net cash flows
               Cash      provided by/     provided by/      (used in)/
            beginning     (used in)         (used in)      provided by     Cash end
            of period     operating         investing       financing      of period
             4/1/2002    activities        activities      activities      6/30/2002
            ---------   --------------   --------------   --------------   ---------
                               (Thousands of Dollars)

      CL&P   $2,246        $79,871          $19,698         $(99,338)        $2,477
      PSNH    2,303        (19,556)          17,724              229            700
      WMECO     755          6,319            3,316          (10,389)             1
      NAEC       67         13,522          (13,536)             -               53





                                  SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


/s/ John P. Stack
    ------------------------------------------
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    August 27, 2002